EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended June 30, 2012
Fixed charges:
Interest expense*	$79
Estimated interest portion of rents	8

Total fixed charges	$87

Income:
Income from continuing operations before income taxes	$432
Fixed charges	87
Dividends received from TFC	315
Capital contributions paid to TFC under Support Agreement	(240)
Eliminate pretax income of Finance group	(34)

Adjusted income	$560

Ratio of income to fixed charges	6.44

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.